650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

November 3, 2006

Via EDGAR and Overnight Delivery

Don Hunt

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	Thermage, Inc. Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-136501)

Dear Mr. Hunt:

On behalf of Thermage, Inc. (“Thermage” or the “Company”), we are responding to the Staff’s letter dated November 2, 2006 (the “Comment Letter”), relating to Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Thermage is filing pre-effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”) with this response letter. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Prospectus Cover

1.	We note your response to prior comment 2. Regarding the remaining references to “independent studies” and similar statements in the prospectus, like on the inside front cover, please tell us whether the studies were financed by you or prepared for you or at your direction or for the registration statement. Also tell us whether the studies are publicly available.

We confirm for the Staff that none of the independent studies were financed by the Company or prepared for the Company or at the Company’s direction or for the Registration Statement. Additionally, the studies are publicly available. They are published in publicly-available medical journals and many are accessible by a simple online search, such as a Google search of “tissue tightening study.”

Don Hunt

U.S. Securities and Exchange Commission

November 3, 2006

2.	Please provide us with support for the statement on the inside front cover “[n]on-invasive tissue tightening supported by published independent scientific data.”

In response to the Staff’s comment, we are providing support for the statement by supplementally enclosing four publications. We believe that these publications are representative of the published clinical data. For the Staff’s convenience, we have highlighted relevant sections within each of these publications.

Supplementally, and in response to Comment No. 1 above, the following are links to web sites at which these publications can be found: Clinical Evaluation of non-ablative radiofrequency facial rejuvenation (Abraham et al.) http://www.ingentaconnect.com/content/tandf/mclt/2004/00000006/00000003/art00004; Multipass Vector (Mpave) Technique with Nonablative Radiofrequency to Treat Facial and Neck Laxity (Finzi et al.) http://www.smartskincare.com/resabstracts/radiofrequency_finzi_dermatol-surg_20050800.html; Current Concepts in Nonablative Radiofrequency Rejuvenation of the Lower Face and Neck (Abraham et al.), http://www.ncbi.nlm.nih.gov/entrez/query.fcgi?cmd=Retrieve&db=PubMed&list_uids=15988658&dopt=Abstract; and Non-Ablative Skin Tightening With Radiofrequency in Asian Skin (Kushikata et al.) http://www.ncbi.nlm.nih.gov/entrez/query.fcgi?cmd=Retrieve&db=PubMed&list_uids=15704167&dopt=Abstract.

Business, page 49

Our Thermage Procedure, page 55

3.	We note your response to prior comment 8. Please tell us why you believe studies that have followed patients for only one year following treatment support your statement that “the results of the procedure are not temporary.” Are the results of the Thermage procedure as long lasting as competing treatments, such as surgical procedures?

In response to the Staff’s comment, we have eliminated the statement that “the results of the procedure are not temporary,” in order to avoid any implication that the results are permanent.

We respectfully advise the Staff that the Company cannot state whether the results of the Thermage procedure are as long lasting as competing treatments because there are no applicable head-to-head studies that have been conducted. We believe that this fact has been appropriately highlighted to the prospective investor in our second risk factor (found on page 8), which we have modified in response to this comment.

Don Hunt

U.S. Securities and Exchange Commission

November 3, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

4.	It is unclear why your response to prior comment 4 assumes that only those who visited the website or registered received the procedure. It is also unclear why you do not include the 30,000 hits on the day the segment aired in your calculation or the cumulative effect of multiple airings. Also, it is unclear why you assumed that the programs did not result in any purchases of your generator. Therefore, we reissue the comment.

In response to the Staff’s comment, we have added disclosure noting the positive impact of airing and rebroadcast on Oprah, and have also added disclosure to make it clear that the Company has not been able to quantify the individual or cumulative effect of media coverage. We respectfully advise the Staff that with this additional disclosure, we believe that the overall disclosure (page 35) under “Significant Industry Factors” provides a prospective investor with the information on this subject that would be material to his or her informed investment decision. We do not believe it is possible to quantify the effect on the Company’s overall results of operations of one or more media events, nor do we believe that such an attempt would enhance the overall disclosure in the Company’s filing.

5.	Please discuss the “slow and difficult adoption” and the reasons for the seasonality mentioned on page 15 of your October 20, 2006 letter to us.

In response to the Staff’s comment, we have added the requested disclosure regarding the slow and difficult adoption (page 34) and the reasons for the seasonality (page 35).

Aesthetic Procedures, page 51

6.	We note the reference to ultrasound on 59. Please tell us why this section does not discuss the alternative.

We respectfully advise the Staff that as noted on page 59, the ultrasound technology has been recently introduced and the Company does not believe that further discussion of the technology would be meaningful to a prospective investor. UltraShape, a private company, claims to be the only competitive company using ultrasound technology. It has not received FDA-clearance to market its product in the United States.

The Thermage Procedure, page 55

7.	We note your reference to tips accounting for 70% and 20% of tip unit volume on pages 19 and 20 of your October 20 letter to us. Please tell us where you have

Don Hunt

U.S. Securities and Exchange Commission

November 3, 2006

disclosed the three-year revenue history by product class required by Regulation S-K Item 101(c)(1)(i).

The Company respectfully advises the Staff that it has disclosed revenues in the last three fiscal years from each product class on page F-9 to its financial statements, as well as in the quarterly and yearly discussion of net revenue found in “Results of Operations” to Management’s Discussion & Analysis (pages 40, 41 and 42).

International, page 66

8.	Given the significance of the European regulations mentioned in your response to prior comment 9, please provide clear disclosure about the European process and the status of your compliance. Avoid ambiguous disclosure like “voluntarily harmonized standards” and “presumption of conformity with essential requirements.”

In response to the Staff’s comment, we have revised the disclosures concerning the European process and the status of the Company’s compliance.

Exhibits

9.	We note your response to prior comment 13, including your statement that some of the attachments to exhibits “were not part of the original.” Please confirm that all exhibits include all attachments, including attachments that were completed after execution of the original agreements.

In response to the Staff’s comment, we confirm that all exhibits include all attachments, including attachments that were completed after execution of the original agreements.

Exhibit 5.1

10.	Please file an opinion that covers all securities registered, including all the over-allotment option.

In response to the Staff’s comment, we have re-filed an opinion that covers all securities registered, including the over-allotment option.

11.	Please tell us how the “resolutions adopted by the Board of Directors of the Company” differ from the offering described in your registration statement. If the resolutions do not differ, it is unclear why the opinion must be conditioned on those

Don Hunt

U.S. Securities and Exchange Commission

November 3, 2006

resolutions given that the opinion is also conditioned on the shares being “issued and sold in the manner described in the Registration Statement.”

In response to the Staff’s comment, we confirm that the resolutions adopted by the Board of Directors of the Company do not differ from the offering described in the Registration Statement. In our re-filed opinion, we have removed the condition referencing the resolutions adopted by the Board of Directors of the Company.

We would very much appreciate the Staff’s prompt review of Amendment No. 4. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

David J. Saul